UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
[X]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITEIS EXCHANGE ACT OF 1934
OR
[ ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended _____________________________
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____________________ to ______________________

Commission file number _______________________________

CAPITAL RESERVE CANADA LIMITED.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Alberta, Canada
(Jurisdiction of incorporation or organization)

1530-9 Avenue S.E.
Calgary, Alberta, Canada
T2G 0T7

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class None	Name of each exchange on which registered Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

2,000,000 shares of Class A common stock
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's capital or common stock as of the close period covered by the annual report.

As of December 31, 2002 there were a total of 1,000 shares of Class A common stock issued and outstanding. By resolution of the sole shareholder of the Company effective May 28, 2003, the stock was forward split 2,000 to 1 bringing the total issued and outstanding share capital to 2,000,000 shares of Class A common stock.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[ ]Yes [X] No

Indicate by check mark which financial statement item the registrant has elected to follow.

[ ] Item 17 [X ] Item 18

_________________________________

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

[ ]Yes [ ] No

PART I

This Registration Statement is being filed by Capital Reserve Canada Limited, an Alberta, Canada corporation. Throughout this Registration Statement, Capital Reserve Canada Limited is referred to as "Capital Canada", "we", and "our". This Registration Statement on Form 20-F includes forward-looking statements within the meaning of the Securities Exchange Act of 1934 (the "Exchange Act"). These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include the information concerning our possible or assumed future results of operations set forth under the heading "Operating and Financial Review and Prospects". Forward-looking statements also include statements in which words such as "expect", "anticipate", "intend", "plan", "believe", "estimate", "consider" or similar expressions are used.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. Our future results and shareholder values may differ materially from those expressed in these forward-looking statements. Readers are cautioned not to put undue reliance on any forward-looking statements.

Exchange Rates

This Registration Statement contains conversions of certain amounts in Canadian dollars ("CDN$") into United States dollars ("US$") based upon the exchange rate in effect at the end of the calendar year to which the amount relates, or the exchange rate on the date specified. For such purposes, the exchange rate means the noon buying rate for United States dollars from the Bank of Canada (the "Noon Buying Rate"). These translations should not be construed as representations that the Canadian dollar amounts actually represent such U.S. dollar amounts or that Canadian dollars could be converted into U.S. dollars at the rate indicated or at any other rate. The Noon Buying Rate at the end of each of the four years ended December 31, the average of the Noon Buying Rates on the last day of each month during each of such fiscal years and the high and low Noon Buying Rate for each of such fiscal year's were as follows:

	December 31,
	1999 $	2000 $	2001 $	2002 $
At end of period	0.6929	0.6666	0.6279	0.6331
Average for period	0.6747	0.6728	0.6448	0.6372
High for period	0.6929	0.6973	0.6695	0.6618
Low for period	0.6537	0.6413	0.6242	0.6199

The Noon Buying Rate as of July 7, 2003 was 0.74.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

DIRECTORS AND SENIOR MANAGEMENT

The following sets forth the names, business addresses, and functions of our directors and senior management:

N. Desmond Smith - Director and President
Box 86020, 2106-33rd Avenue S.W., Calgary, Alberta, T2T 1Z6, Canada
Mr. Smith is responsible for the development and expansion of our operations with a special focus on strategic business development and financial initiatives.

W. Scott Lawler - Director and Secretary-Treasurer
1530-9th Avenue S.E., Calgary, Alberta, T2G 0T7, Canada
Mr. Lawler is responsible for overseeing of the day to day operations of Capital Reserve Canada Limited and reporting to the parent corporation, FACT Corporation.

Jacqueline R. Danforth - Director
1530-9th Avenue S.E., Calgary, Alberta, T2G 0T7, Canada
Ms. Danforth assists us in acting as a resource on matters such as business valuation, mergers and acquisitions, corporate finance and business plans.

ADVISORS

The Company's principal advisors are:

Banking

Alberta Treasury Branches
2nd Floor, 239-8 Avenue S.W., Calgary, Alberta, T2P 1B9, Canada

U.S. Legal Counsel

W. Scott Lawler, Esq.
1530-9 Avenue S.E., Calgary, Alberta, T2G 0T7, Canada
403-693-8014

AUDITORS

Miller & McCollom, Certified Public Accountants
300-4350 Wadsworth Boulevard, Wheat Ridge, Colorado 80033. Auditors since September 6, 2002.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Capital Reserve Canada Limited is filing this Form 20-F as a registration statement under the Securities Exchange Act of 1934, and as such the information called for by Item 2 is not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

	For the fiscal year ending December 31,			March 31, 2003 (Unaudited)	March 31, 2002 (Unaudited)
	2000	2001	2002
Operating Revenues	172,936	134,502	116,382	31,667	19,379
Income (loss) from Operations	(50,211)	(567,747)	(13,287)	10,357	(8,155)
Net Income (loss)	(64,739)	(581,362)	(21,429)	8,494	(9,445)
Net Income (loss) from operations per share	(65)	(581)	(21)	8.94	(9.45)
Total Assets	621,124	123,706	87,578	96,581	119,726
Net Assets	(64,088)	(626,074)	(648,978)	(651,6512)	(635,227)
Capital Stock	68	68	68	68	68
Number of Shares	1,000	1,000	1,000	1,000	1,000

CAPITALIZATION AND INDEBTEDNESS

We are authorized to issue an unlimited number of Class A Common shares with no par value, an unlimited number of Class B Common shares with no par value and an unlimited number of First Preferred shares with no par value. On May 28, 2003, Capital Canada's sole shareholder executed a resolution to forward split 1,000 shares of Class A common stock on the basis of 2,000 shares to 1 bringing the total number of issued and outstanding shares of Class A Common Stock to 2,000,000 shares. Neither shares of our Class B Common Stock nor shares of our First Preferred Stock have been issued to date.

Other than expenses outlined below or expenses incurred in our normal day-to-day operations, we have no outstanding debts.

We have an outstanding loan with FACT Corporation (formerly known as Capital Reserve Corporation), which is presently the parent of Capital Canada. The loan relates to certain amounts advanced by FACT Corporation for ongoing operations of Capital Canada since inception. As a part of the spin-off of Capital Canada, the parties have agreed to enter into a promissory note with specific repayment terms to be negotiated at the time of the spin off of Capital Canada. The note is intended to be executed immediately upon Capital Canada no longer being a wholly-owned subsidiary of FACT Corporation. The amount owing to FACT Corporation as of March 31, 2003 was $658,578. As there is a commonality amongst the respective boards of directors of FACT Corporation and Capital Reserve Canada Ltd. only those directors who are not common to each board of directors will approve the terms of the promissory note for each respective company.

The promissory note to be executed will accrue interest at the rate of U.S. prime plus 1% for a 36 month term, with interest only payments commencing within 6 months of execution of the note. The note is intended to be executed immediately upon Capital Canada no longer being a wholly-owned subsidiary of FACT Corporation. The loan will have a pre-payment provision allowing Capital Canada to prepay at any time.

We lease office and laboratory space from FACT Corporation in a commercial building located in the City of Calgary, Alberta, Canada. The lease was executed on August 30, 2000 for a five-year term expiring on October 31, 2005. The financial commitment under the terms of the lease is the payment of CDN$2,822 per month plus operating costs estimated at $8.00 per sq ft for 2003. We executed a sublease agreement with T2/H2B Analytical Services, Inc. on October 30, 2000 at the rate of CDN$3,212 per month ,net of operating costs estimated at $8.00 per sq ft for the year 2003, for the period of November 1, 2000 to October 31, 2003 at which time the rate increases to CDN$3,614 per month net of operating costs until the expiry of the sublease on October 31, 2005. We have also executed a one year sublease with Canada Chemical Corporation which expires on December 31, 2003. This sublease is for the remaining square footage with a monthly rental rate of CDN$727.00, net of operating costs estimated at $8.00 per sq foot for 2003, until November 1, 2003 at which point the monthly rental rate increases to CDN$848.

RISK FACTORS

INVESTMENT IN THE COMMON SHARES OFFERED HEREBY IS HIGHLY SPECULATIVE. A PROSPECTIVE INVESTOR SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS:

We can give you no assurance that our plans will be successful. The failure of our plans could ultimately force us to reduce or suspend operations and even liquidate our assets and wind-up and dissolve our company.

Exploration and development of oil and natural gas is extremely risky, particularly given our present stage of development. An investment in our company should be considered highly speculative due to the nature of our involvement in the exploration, development and production of oil and natural gas. Oil and gas exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that expenditures we make on future exploration will result in new discoveries of oil or gas. Exploratory drilling is subject to numerous risks, including the risk that no commercially productive oil and natural gas reservoirs will be encountered. The cost to drill, complete and operate wells is often uncertain, and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors including unexpected drilling conditions, abnormal pressures, equipment failures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires, spills or other accidents, as well as weather conditions, compliance with governmental requirements, delays in receiving governmental approvals or permits, unexpected environmental issues and shortages or delays in the delivery of equipment. These uncertainties could result in the drilling costs exceeding our financial resources to fund the drilling and therefore could result in suspension of drilling activities prior to completion of a well. Our inability to drill wells that produce commercial quantities of oil and natural gas would have a material adverse effect on our business, consolidated financial condition and results of operations.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after exploration, drilling, operating and other costs. Completion of wells does not ensure a profit on the investment or recovery of exploration, drilling, completion and operating costs. Drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect production. Adverse conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions.

Capital Canada has already identified certain development and exploration projects on which it intends to immediately commence activity. We anticipate we will drill a total of 1 well initially on the Montana leases at an estimated cost of $15,000.00 for drilling and completion and if successful, we would expect to drill additional wells on the Montana leases. Capital Canada also intends to continue with identification of additional exploration and development projects which may alter our currently proposed operational plans. There can be no guarantee that we will be successful in development our current prospects or in locating and acquiring working interests in additional projects of merit.

We have incurred net losses since inception and anticipate that losses will continue.

We have incurred losses since inception and had an accumulated deficit of $650,245 at March 31, 2003. We anticipate that we will continue to incur net losses due to our expectation of a high level of planned operating and capital expenditures, additional personnel requirements and our general growth objectives. We anticipate that our net losses will increase in the near future as we implement our business strategy. Our ability to earn a profit will depend, in addition to the other risks discussed in this registration statement, on successful development of our existing prospects and identification and acquisition of additional oil and gas properties that generate revenue in excess of operating expenses for the properties and operating expenses of our business, which has not yet been achieved. We may never achieve profitability.

We may be unable to continue as a going concern if we are unable to raise additional capital.

In light of the risks described in this section and other factors, our auditors have expressed considerable doubt as to our ability to continue as a going concern. We will be unable to continue as a going concern if we are unable to earn sufficient revenues from our operations or to raise additional capital through debt or equity financings to meet our working capital obligations. At March 31, 2003, we had a working capital deficit of $75,903. Based on our plan of operation, we estimate we may require an additional $250,000 in financing during 2003 to meet our capital requirements through 2003, which is anticipated to vary depending on the Company's ability to identify and acquire either oil and gas exploration properties or producing oil and gas properties. If we do not raise this capital, we will be unable to continue as a going concern and you may lose your entire investment. Any additional capital required subsequent to 2003 cannot currently be estimated and will be dependent upon our results of operations during 2003.

Our future operating results may fluctuate significantly

Our future operating results may fluctuate significantly depending upon a number of factors including industry conditions, prices of oil and natural gas, rate of drilling success, rates of production from completed wells and the timing of capital expenditures. This variability could have a material adverse effect on our business, financial condition and results of operations. In addition, any failure or delay in the realization of expected cash flows from initial operating activities could limit our future ability to continue exploration and to participate in economically attractive projects.

Volatility of oil and natural gas prices could have a material adverse effect on our business

Oil and natural gas are commodities whose prices are determined based on world demand, supply and other factors, all of which are beyond our control. It is impossible to predict future oil and natural gas price movements with any certainty, as they have historically been subject to wide fluctuations in response to a variety of market conditions, including relatively minor changes in the supply and demand for oil and natural gas, economic, political and regulatory developments, and competition from other sources of energy.

Any extended or substantial decline in oil and natural gas prices would have a material adverse effect on our ability to negotiate favorable joint ventures with viable industry participants, our ability to acquire drilling rights, the volume of oil and natural gas that could be economically produced, our cash flow and our access to capital.

We do not currently intend to engage in hedging activities (although we reserve the right to do so in the future), and may be more adversely affected by fluctuations in oil and natural gas prices than other industry participants that do engage in such activities. A sustained material decline in prices from historical average prices could add additional limitation factors to our borrowing base, reducing credit available to our company. Our business, financial condition and results of operations would be materially and adversely affected by adverse changes in prevailing oil and natural gas prices.

The intense competition that is prevalent in the oil and natural gas industry could have a material adverse effect on our business

If we pursue development of an oil and gas prospect without a partner, we will have to establish markets for any oil and natural gas we do produce and we will also have to market our oil and natural gas to prospective buyers. The marketability and price of oil and natural gas, which may be acquired or discovered by us, will be affected by numerous factors beyond our control. We will be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by us. Our ability to market our oil and gas production may depend upon our ability to acquire space on pipelines which deliver oil and gas to commercial markets. We will also likely be affected by deliverability uncertainties related to the proximity of our reserves to pipelines and processing facilities and relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business. We have limited direct experience in the marketing of oil and natural gas.

We compete directly with independent, technology-driven exploration and service companies, and with major oil and natural gas companies in our exploration for and development of commercial oil and natural gas properties.

The oil and natural gas industry is highly competitive. Many companies and individuals are engaged in the business of acquiring interests in and developing oil and natural gas properties, and the industry is not dominated by any single competitor or a small number of competitors. We will compete with numerous industry participants for the acquisition of land and rights to prospects, and for the equipment and labor required to drill and develop those prospects. Many of these competitors have financial, technical and other resources substantially in excess of those available to us. These competitive disadvantages could adversely affect our ability to participate in projects with favorable rates of return.

We may be unable to effectively manage our expected growth

Our success will depend upon the expansion of our business. Expansion will place a significant strain on our financial, management and other resources, and will require us, among other things, to change, expand and improve our operating, managerial and financial systems and controls and improve coordination between our various corporate functions.

We cannot give you any assurance that we will be able to manage the expansion of our business effectively. We presently have no full time employees or management personnel. Our inability to effectively manage our growth, including the failure of any new personnel we hire to achieve anticipated performance levels, would have a material adverse effect on our business, consolidated financial condition and results of operations.

Risks Relating to Our Stock

There is no public market for the common shares at this time

There is no public market for our common shares and we cannot give you any assurance that we will be able to attain a listing for our securities. We will attempt to have our stock authorized for quotation on the Over the Counter Bulletin Board ("OTC/BB") following the spin off of our shares to the FACT Corporation shareholders. This will be dependent upon our ability to locate a market maker to submit an application for trading on the OTC/BB. We currently do not have a relationship with any market makers.

You should not expect to receive dividends

We have never paid any cash dividends on shares of our capital stock, and we do not anticipate that we will pay any dividends in the foreseeable future. Our current business plan is to retain any future earnings to finance the expansion of our business. Any future determination to pay cash dividends will be at the discretion of our board of directors, and will be dependent upon our financial condition, results of operations, capital requirements and other factors as our board of directors may deem relevant at that time.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Capital Reserve Canada Limited was incorporated on December 8, 1999 as a private company under the Business Corporations Act (Alberta, Canada) and is a wholly-owned subsidiary of FACT Corporation, a Colorado corporation, which trades on the OTC/BB. On January 15, 2003, we amended our articles of incorporation to enable us to be a public company under the laws of the Province of Alberta. On May 28, 2003, we amended our Articles of Incorporation to forward split our issued and outstanding shares of Class A common stock.

Our registered offices are located at 1530-9th Avenue S.E., Calgary, Alberta, T2G 0T7, Canada, (403) 693-8000.

On March 1, 2000, FACT Corporation lent us $560,262 in cash and common shares as an inter-company loan with which to acquire oil and natural gas assets located in Alberta, Canada. Concurrently, we purchased a 5% interest in a producing oil and gas property in Alberta, Canada from Stone Canyon Resources Ltd. The cost of the acquisition was $612,788 (CDN $900,000), which was paid by way of $204,263 (CDN$300,000) in cash and in 817,050 shares of Class A common stock of FACT Corporation, at a deemed price of $0.50 per share. The cash payment was made from the draw down of $204,263 (CDN$300,000) from a stand-by operating line of credit at an annual interest rate of the Bank of Canada of prime rate plus 1% provided to Capital Canada by the Alberta Treasury Branches. The line of credit was secured by a floating charge debenture over all of Capital Canada's assets. The property is operated by Hornet Energy Ltd, a division of Compton Petroleum Corporation, a company located in Calgary, Alberta, Canada. On May 15, 2003, the Company sold this property to Hornet Energy Ltd. for CDN$150,000.00 or approximately US$108,680.

On May 1, 2003, we negotiated an agreement with FACT Corporation and Terra Nostra Technology Ltd. whereby we acquired an interest in certain oil and gas leases held in Rosebud and Garfield Counties, Montana which had previously been sold by FACT Corporation to Terra Nostra Technology Ltd. (previously Terra Nostra Resources Ltd.) in exchange for a promissory note to be executed at the time of the spin off to FACT Corporation in the amount of $10,000 US. As part of the agreement with FACT Corporation and Terra Nostra Technology Ltd., we will also take ownership of a small producing oil and gas well in Colorado.

We are presently negotiating the acquisition of a producing oil and gas property in Saskatchewan, Canada. If we are successful in completing the acquisition of this property, management believes that it will provide us with sufficient cash flow to meet a substantial portion of our present monthly overhead.

We are filing this registration statement on Form 20-F pursuant to a decision by the Board of Directors of FACT Corporation to divest itself of its non-core business assets and investments. Our oil and natural gas holdings no longer fit with FACT Corporation's primary business focus which is the functional food industry.

As well, FACT Corporation intends to distribute our Class A Common shares to the FACT Corporation stockholders in proportion to their holdings of FACT Corporation's Class A Common shares. The ratio of FACT Corporation Class A Common shares to our Class A Common shares will be one-to-five. The successful spin-off of Capital Reserve Canada Limited is contingent on this registration statement being declared effective by the US Securities and Exchange Commission and the filing of an information statement on Schedule 14C with the Securities and Exchange Commission.

BUSINESS OVERVIEW

During the period from March 2000 to May 2003, Capital Canada participated in programs for the ongoing development of its primary asset, a 5% interest in six wells and a gathering facility in a producing oil and gas field known as Chestermere, located in Alberta, Canada, which working interest was acquired March 1, 2000 (see HISTORY AND DEVELOPMENT OF THE COMPANY above). Capital expenditures on this property over the past three years included various work-overs, recompletions and the drilling of one development well. The cost of the acquisition of this field was $612,788 (CDN $900,000), which was paid by way of $204,263 (CDN$300,000) in cash and in 817,050 shares of Class A common stock of the Company, at a deemed price of $0.50 per share. The cash payment was made from the draw down of $204,263 (CDN$300,000) from a stand-by operating line of credit at an annual interest rate of the Bank of Canada of prime rate plus 1% provided to Capital Canada by the Alberta Treasury Branches. The line of credit was secured by a floating charge debenture over all of Capital Canada's assets. The line of credit was renegotiated in September 2001, and again in May 2002, to a term loan with payments of $6,344 (CDN$10,000) per month. The outstanding balance on the loan at December 31, 2002 is $44,408 (CDN$70,000). The Alberta Treasury Branches is an Agent of the Crown in right of the Province of Alberta, Canada and operates under the Alberta Treasury Branches Act, Statutes of Alberta, 1997. Under that Act, Alberta Treasury Branches was established as a provincial corporation.

During the fiscal year ended December 31, 2001 the book value of this property was substantially reduced by an impairment of reserves totaling $483,987. The net book value as at the fiscal year ended December 31, 2002 is $76,921, net of accumulated depreciation, depletion, amortization and the impairment of reserves. The net book value as at March 31, 2003, is $84,368 net of accumulated depreciation, depletion, amortization and the impairment of the reserves.

Capital Canada's average monthly net loss from this interest for fiscal year 2002 was $58, in fiscal year 2001 the average net monthly gain was $475. As at March 31, 2003 the average monthly net gain from this interest was $3,943. During the year ended December 31, 2002, Capital Canada expended $12,761 on workovers and recompletion of wells. During fiscal year 2001, Capital Canada spent $32,060 on drilling one well, which was cased and shut in pending evaluation of alternative target zones, and $26,017 on capital expenditures for workovers and re-completion of the wells. During the most recently completed quarter to March 31, 2003 Capital Canada expended $3,283 for workovers and recompletion of the wells.

Hornet Energy Ltd., a division of Compton Petroleum Corporation, a company located in Calgary, Alberta, Canada operates the property and revenues are generated from sales of oil, gas and natural gas liquids.

On May 15, 2003 we sold this interest to the operator, Hornet Energy Ltd. for CDN$150,000 or approximately US$108,680.

On May 1, 2003, the Company negotiated an agreement with Terra Nostra Technology Ltd. and FACT Corporation whereby the Company will acquire an interest in oil and gas exploration leases located in Rosebud County, Montana and an interest in a small producing oil well in Colorado.

The Montana Leases:

Capital Canada has acquired by negotiated agreement between FACT Corporation, Terra Nostra Technology Ltd. and the Company, a 4% working Interest in 4100 acres of petroleum and natural gas rights in Rosebud County Montana, U.S.A. (the "Montana Leases"). An eight mile geophysical seismic program has been conducted on these lands to define drilling locations. The operator of the project has identified a 6,400 foot drilling location and Capital Canada will be participating as to its working interest. Capital Canada has executed the formalized negotiated agreement to acquire the leases and has forwarded funds to the operator to participate in the drilling prospect as at the date of this report. The total cost of drilling will be approximately US$9,000 to Capital Canada's 4% interest. If the drilling is successful then completion costs of approximately US$6,000 will be required bringing the total anticipated cost for one completed well to be US$15,000. Should the first well be completed successfully then the operator will most likely commence a program for the drilling of further wells on the leases. At this time Capital Canada can not predict what the costs related to further exploration might be.

The Kejr Leases:

We have acquired by negotiated agreement between FACT Corporation, Terra Nostra Technology Ltd. and Capital Canada, a 10% interest in certain oil and gas assets, known as the Kejr leases, S/2 Section 11, Township 2 South, Range 56 West, Washington County, Colorado (the "Kejr Leases"). There is one producing well on the leases, the Kejr 23-11, and one well, the Kejr 24-11, that is presently not producing.

The Kejr 23-11 came on production in December 1996 and the Kejr 24-11, which was a marginal well, was brought on production by the operator in June 1997. A third well drilled on the Kejr leases, the Keela 34-10, was a dry hole and was shut in.

The operation of the Kejr 23-11 well and the sale of the oil are managed by the operator, Merit Energy Company ("Merit") and thus we will be dependent upon the expertise of Merit to deliver the output of this well in the most beneficial manner possible. The operating agreement to be executed between Capital Canada and the operator, Merit, requires Merit to comply with any and all environmental and other governmental agency laws, regulations and permit requirements. Merit carries excess liability insurance with a limit of $5,000,000 at a cost of $180.00 per annum. Our portion of the liability insurance of $18.00 per annum will be passed onto is in monthly billings for operating costs. The lease operating costs have been kept current by Terra Nostra Technology Ltd. Terra Nostra Technology Ltd. was quoted $12,000 per annum for extra coverage over and above that carried by Merit as operator, but declined to effect such coverage as the costs were prohibitive. We also intend to decline to purchase any extra insurance coverage. Any losses or damages caused in the operation of this well that is not covered by operator's insurance would be a liability for us. We believe that the liability insurance carried by the operator is sufficient to pay for any and all claims which may arise from the operation of the well or any breaches of environmental laws, save for any claims which may be due to operator negligence or fraud. We could be named in any litigation brought against the operator by any party and may be found liable should the operator be unable to pay any awards from such litigation. In such event, we could be unable to pay and may not be able to continue to exist. We will also be liable for a pro-rata portion of expenses incurred in the event the well is shut-in which are estimated to be $6,000.

Production from this well will be minimal. Present revenues net approximately $200.00 per month.

Presently a portion of our existing revenue stream and possible future revenue stream depends on revenues obtained from oil and gas operations. Various factors affect the marketability of oil and gas including: market fluctuations, the world price of oil, the supply and demand for gas, the deregulation of gas prices, the proximity to and capacity of oil and gas pipelines and processing equipment, and government regulations including regulations relating to prices, taxes, royalties, land tenure, allowable production, the import and export of oil and gas and environmental protection. It is difficult to determine the impact these factors may have on future cash flows. We have analyzed certain requirements for compliance with existing environmental regulations concerning abandonment of shut -in wells and site restoration and have included an estimate of these future costs in its financial statements.

Marketing

We currently do not conduct any marketing activities. When we have oil and gas producing properties, the sale of the extracted products is determined by existing market conditions. We do not believe that any marketing activities will be necessary to conduct operations following the acquisition of any of the properties described above. The properties described above currently have operators who will be responsible for the marketing. Should we take on the operatorship of a property then one of the responsibilities would be the marketing of the products. At this time, we have no plans for becoming an operator.

Competition

Our competition comes from other oil and gas companies that are acquiring oil and gas assets that we would contemplate acquiring due to its investment and capital costs compared to our financial capabilities. Since our financial resources are severely limited at this time, we are at a distinct disadvantage when competing against companies with significant assets.

Employees

We presently have no employees. We hire consultants as required and rely on present management, being the directors and officers, to direct our business. We will need to hire employees with experience in the oil and gas industry as we implement our business plan.

ORGANIZATIONAL STRUCTURE

The following figure sets forth our corporate structure prior to our spin-off from FACT Corporation.

FACT Corporation a Colorado corporation

Wall Street Investment Corp. a Colorado corporation	Capital Reserve Canada Limited an Alberta corporation	Food and Culinary Technology Group, Inc. a Nevada corporation

Fact Bread Company Inc. a Nevada corporation

PROPERTY, PLANTS AND EQUIPMENT

Our principal corporate and administrative facilities are located in Calgary, Alberta, Canada and are presently provided free of charge by FACT Corporation. We may be required to find other space or enter into an agreement with FACT Corporation for some cash consideration to remain in the present space. We also have approximately 2,821 square feet of office space at another Calgary, Alberta facility held under a lease that expires on October 31, 2005. This space is located at 335-25th Street S.E., Calgary, Alberta and is leased from our parent corporation, FACT Corporation. The financial commitment under the terms of this lease is the payment of CDN$2,822 per month plus operating costs estimated at $8.00 per sq ft for 2003. We executed a sublease agreement with T2/H2B Analytical Services, Inc. on October 30, 2000 for approximately 2,409 square feet at a rate of CDN$3,212 per month plus operating costs estimated at $8.00 per sq ft for 2003, for the period of November 1, 2000 to October 31, 2003 at which time the rate increases to CDN$3,614 per month plus operating costs until the expiry of the sublease on October 31, 2005. We also executed a one year sublease with Canada Chemical Corporation which expires on December 31, 2003 for the remaining square footage with a monthly rental rate of CDN$727.00 plus operating costs until November 1, 2003 at which point the monthly rental rate increases to CDN$848 plus operating costs.

Oil and Natural Gas Properties

As described above under this Item 4, under the subheading "BUSINESS OVERVIEW - The Montana Leases", we have negotiated an agreement to acquire a 4% working interest in certain development acreage located in Montana, previously described as the Montana Leases. The operator of the property has notified us through Terra Nostra Technology Ltd. of its intent to commence drilling operations on an exploration well on these leases at the end of June, 2003. The dry hole cost to us is approximately $9,000.00US. If drilling is successful we will be required to fund further costs for completion of the well. We intend to participate in the drilling of this exploratory well which, if successful, will be a part of a continued drilling program on the leases.

As discussed above under this Item 4, under the subheading "BUSINESS OVERVIEW - The Kejr Leases", we have negotiated an agreement to acquire a 10% interest in certain oil and gas leases in Colorado, known as the Kejr leases, S/2 Section 11, Township 2 South, Range 56 West, Washington County, Colorado. There is one producing well on the leases, the Kejr 23-11, and one well, the Kejr 24-11, which is presently not producing.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

During the fiscal year ended December 31, 2002, we earned $77,354 in petroleum and natural gas revenue and $39,028 in rental income, while during fiscal year 2001 we earned $94,864 and $39,638 respectively. Our operating expenses in fiscal year 2002 decreased to $129,669 from $702,249 in fiscal year 2001. Such decrease in operating expenses was largely due to a one time loss due to impairment of $497,397 realized in year 2001. We also realized reduced administrative expenses and consultants fees in year 2002 ($15,060 and $13,148 respectively) compared to such expenses in year 2001 ($45,635 and $30,000 respectively). This was due to reduced activity during year 2002 as the Company was not actively pursuing additional acquisition opportunities.

During the three month period ended March 31, 2003 we earned $23,842 in petroleum and natural gas revenue ($10,176 - March 31, 2002) and $7,825 in rental income ($9,203 - March 31, 2002). Operating expenses over the comparative periods ended March 31, 2003 and 2002 remained relatively constant and totaled $21,310 for the three months ended March 31, 2003 versus $27,534 for the three months ended March 31, 2002. The reduction in operating expenses over the comparative three month periods was primarily the result of decreased petroleum and natural related costs and decreased consulting fees during 2003. .

Our net loss for year 2002 was $21,429 compared to a net loss for year 2001 of $581,362. There was a net gain of $8,494 for the three months ended March 31, 2003 as compared to a net loss of $9,445 for the three months ended March 31, 2002.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2002, we had total assets of $87,578 compared to total assets of $123,708 as of December 31, 2001. This reduction in assets was predominantly caused by a sale of certain office equipment and computers during the year and depletion associated with the producing oil and gas assets. As at March 31, 2003 we had total assets of $96,581 as compared to $119,726 (2002).

As of December 31, 2002, we had a working capital deficit of $231,220, compared to a working capital deficit at December 31, 2001 of $99,843. The decrease in our working capital was mainly due to a reduction in our loan payable during fiscal year 2002, which was partially offset by an increase in loans from related parties. As at March 31, 2003 we had a working capital deficit of $75,903 as compared to $208,595, which reduction was predominantly related to a substantial reduction in loans payable. As of December 31, 2002, our accumulated deficit was $648,978, compared to an accumulated deficit of $626,074 as of December 31, 2001. As of March 31, 2003 our accumulated deficit was $651,651 as compared to an accumulated deficit of $635,227 as at March 31, 2002.

We financed our operations during fiscal year 2002 through loans from our parent corporation totaling $116,757 and loan proceeds from related and arm's length third parties of $25,828. We used cash in operations of $19,971 and used cash in investing activities of $5,836.

Operations for the three months ended March 31, 2003 continued to be financed through loans from our parent corporation totaling $33,766 ($31,429 - March 31, 2002), as well as net income from our producing oil and gas assets. We had net cash flows from operations of $3,291 and used cash in investing activities of $11,611 to March 31, 2003.

TREND INFORMATION

Capital Canada is not aware as of the filing of this Registration Statement of any known trends, uncertainities, demands, commitments or events that are reasonably likely to have a material effect on its financial condition, other than the prospective acquisitions of the Montana Leases and the Kejr Leases, discussed above under "ITEM 4 - INFORMATION ON THE COMPANY - BUSINESS OVERVIEW - The Montana Leases". At this time, it is not possible to quantify the impact that either of these acquisitions could have on Capital Canada's net revenues, income from continuing operations, profitability, liquidity or capital resources.

The Company sold its oil and gas assets on May 15, 2003 to Hornet Energy Ltd., a division of Compton Petroleum Corporation, a company located in Calgary, Alberta for CDN$150,000 (approximately $108,680 US). The Company is currently reviewing various other oil and gas opportunities for acquisition.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND OFFICERS

The following table sets forth the names and ages of our current directors and executive officers, the principal offices and positions held by each person and the date such person became a director or executive officer. Our executive officers are elected annually by our Board of Directors. The directors serve one-year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. Unless described below, there are no family relationships among any of the directors and officers, and no persons have been elected as a director or officer at the request of any shareholders, customers, suppliers, or others.

Name	Age	Title	Date
N. Desmond Smith	50	President and Director	February 13, 2003
W. Scott Lawler	41	Secretary-Treasurer and Director	December 8, 1999
Jacqueline R. Danforth	31	Director	September 3, 2002

N. Desmond Smith

Mr. Smith has been our President and a member of our board of directors since February 13, 2003. Mr. Smith has been the Manager of Development for Nostra Terra (Overseas) Ltd. since May 2000. In this capacity he is responsible for the development and operations of oil and gas projects in the Ukraine. From February 1995 to May 2000, Mr. Smith was the Chief Operating Officer of A&B Geoscience Corp., where he was responsible for the development of oil and gas projects in the Republic of Azerbaijan. Mr. Smith is a director of Texas T Resources Inc. and the President and a director of Lion's Gate Investments Ltd. He obtained his Bachelor of Science in Geology in 1975 from the University of British Columbia.

W. Scott Lawler, Esq.

Mr. Lawler has been a member of our Board of Directors and our Secretary-Treasurer since incorporation. Mr. Lawler is an attorney and is admitted in the State Bar of California. Currently, Mr. Lawler is a director and the President of International Securities Group, Inc., a private venture capital company. Mr. Lawler has been a member of the Board of Directors of FACT Corporation since November 1999 and served as President of FACT from November 1, 1999 to August 7, 2001, and serves as a director of subsidiaries of FACT, including Food and Culinary Technology Group, Inc. since July 2001, FACT Bread Company Inc, since November 2001. As well, Mr. Lawler has also served as a director of Crysler Corp. since November 2001 and E-one Corporation since October 2002. Mr. Lawler received a Bachelor's Degree in Business Management in 1984 from Brigham Young University and his Juris Doctorate degree from University of Southern California Law Center in 1988. Mr. Lawler was admitted to the California State Bar in 1988. Mr. Lawler has been the principal of Lawler & Associates, specializing in corporate and securities matters, since 1995.

Jacqueline R. Danforth

Ms. Danforth has been a member of our Board of Directors since September 3, 2002. Ms. Danforth has spent the past several years in the employ of publicly traded companies providing management, administrative and accounting services. She has been a member of the Board of Directors and the President of FACT Corporation, a public corporation engaged in the business of functional foods, since August 7, 2001. Ms. Danforth has been a director and Secretary-Treasurer of Food and Culinary Technology Group Inc., FACT Corporation's primary operational subsidiary, since its acquisition by FACT Corporation on November 7, 2001. Ms. Danforth became President of Food and Culinary Technology Group Inc. on July 22, 2002. Ms. Danforth was the Secretary, Treasurer and a member of the Board of Directors of Synergy Technologies Corporation, an oil and gas technology company, from December 1997 to June 2001. During her tenure at Synergy Technologies, Ms. Danforth was a member of Synergy's Audit Committee; and a director of Synergy's operating subsidiaries, Carbon Resources Ltd., SynGen Technologies Limited, and Lanisco Holdings Limited. Ms. Danforth also currently serves on the Board of Directors of Texas T Resources Inc., a publicly traded Alberta corporation operating in the oil and gas industry, as well as on the Board of Directors of its subsidiaries, Texas T Petroleum Ltd. and Texas T Petroleum Inc. She is the President and sole director of Argonaut Management Group, Inc., a private consulting company.

None of our directors has been involved in any bankruptcy or criminal (excluding traffic violations and other minor offenses) proceedings. None of our directors is subject to any order, judgment or decree related to his involvement in any type of business, securities or banking activities or has been found to have violated a federal or state securities or commodities law.

COMPENSATION

The following table sets forth the compensation paid to our President and two other most highly compensated executive officer for the years indicated. No executive officer of Capital Reserve Canada Limited earned a salary and bonus for such fiscal year in excess of CDN$100,000.
	Annualized Compensation			Long Term Compensation
Name and Principal Position	Year	Salary (CDN$)	Bonus (CDN$)	Securities Under Options to be Granted (#)	Long Term Incentive Plan Payouts (CDN$)	All other Compensation (CDN$)

James F. Marsh	2002	3,000	-	-	-	-
President & Director	2001	30,000	-	-	-	-
	2000	37,500	-	-	-	-

We do not provide pension, retirement or other benefits for our directors, officers or employees.

Compensation of Directors

No directors receive any form of compensation in their capacity as directors of Capital Canada.

BOARD PRACTICES

Members of our Board of Directors are elected annually at the Annual Shareholders' Meeting and hold the position until the next Annual Shareholders' Meeting or until his successor is duly elected and qualified. Ms. Danforth and Messrs. Lawler and Marsh were elected at our last Annual Shareholders' Meeting which was held on December 31, 2002. Mr. Marsh resigned from the board on February 13, 2003 at which time Mr. Smith was elected as a member of the board. We have not entered into any formal service contracts with any of our directors.

We do not have any standing audit, nominating, or compensation committees of the Board of Directors. Our executive officers are elected annually by our Board of Directors and hold such positions until the following year or until his successor is duly elected by our Board of Directors.

SHARE OWNERSHIP

The following table sets forth information, as of March 3, 2003, with respect to the beneficial ownership of Capital Reserve Canada Limited's Class A common stock by each person known to be the beneficial owner of more than 5% of the outstanding Class A common stock, by each of the Company's officers and directors, and by the officers and directors of the Company as a group. This information assumes the effects of the 2,000 to 1 forward split of the outstanding shares of Class A common stock and its distribution by FACT Corporation to its shareholders on a pro rata basis. Information is also provided regarding beneficial ownership of Class A common stock if all outstanding options, warrants, rights and conversion privileges (to which the applicable officers and directors have the right to exercise in the next 60 days) are exercised and additional shares of Class A common stock are issued.
TITLE OF CLASS	BENFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNER	PERCENT OF CLASS (1)

Class A Common	Caribbean Overseas Investments Ltd. (2) 25 Regent St., Belize City, Belize	181,160 common shares	9.06%

Class A Common	Bahamian Overseas Investment Fund Sociedad (3) Nassau, Bahamas	164,933 common shares	8.25%

Class A Common	Buccaneer Holdings Inc.(4), P.O. Box 1678, Belize, Central America	176,007 common shares	8.80%

Class A Common	Stone Canyon Resources Ltd. (5) 1530-9th Ave S.E. Calgary, Alberta T2G 0T7	179,610 common shares	8.98%

Class A Common	Texas T Petroleum Ltd. (6) 1530-9th Ave S.E. Calgary, Alberta T2G 0T7	101,200	5.06%

Class A Common	W. Scott Lawler, director of Capital Reserve Canada Limited and Secretary/Treasurer c/o 1530-9th Ave S.E. Calgary, Alberta, Canada T2G OT7	45,568 common shares held directly (7)	2.27%

Class A Common	Jacqueline R. Danforth, director of Capital Reserve Canada and President and director of Fact Corporation; c/o 1530-9th Ave S.E. Calgary, Alberta, Canada T2G OT7	200 common shares held directly 71,167 held indirectly(8)	3.56%

Class A Common	N. Desmond Smith, President and Director of Capital Reserve Canada Limited c/o 1530-9th Avenue SE Calgary, Alberta T2G 0T7	Des gets 1,000 per month after the forward split. Do I want to detail what he has earned here. He has no other shares.	%
	All Officers and Directors as a group	116,735 common shares	5.84%

(1)Based on 2,000,000 shares of Class A common stock.
(2) Caribbean's beneficial owner is Crysler Investments Inc. whose beneficial owner is Clifford L. Winsor
(3)Bahamian Overseas Investment Fund Sociedad beneficial owner is John King.
(4) Buccaneer Holdings Inc.'s beneficial owners are Walter Brown, Al Brown, Berta Tillman, Alfonso Sevasey, Renegade Recreational Rentals, Inc., Dorothy Vasquez, Rupert Flowers, Gerald Jones and Yvette Burks.
(5) Stone Canyon Resources Ltd. is a Company that has more than 50 shareholders and its sole officer and director is Caroline Winsor.
(6) Texas T Petroleum Ltd. is 75% owned subsidiary of Texas T Resources Inc., a public reporting Company trading on the Toronto Venture Exchange (TSX).
(7) This position includes 6,000 Class A common shares owned by Nate Lawler, the son of W. Scott Lawler.
(8) Ms. Danforth is the beneficial owner of Argonaut Management Group Inc.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

Currently, we are a wholly-owned subsidiary of FACT Corporation which presently owns 1,000 shares of our Class A Common Stock and will own 2,000,000 shares of our Class A Common Stock upon the completion of a forward split of 2000 to 1 approved on May 28, 2003.

As part of our planned spin off, the shareholders of FACT Corporation would receive a proportionate number of our Class A Common Shares based on the number of shares which they own of FACT Corporation. A list showing our principal shareholders following the spin-off is provided above under Item 6 above.

RELATED PARTY TRANSACTIONS

We are not aware of any material interest, direct or indirect, of any of our directors or officers, any person beneficially owning, directly or indirectly, more than 10% of our voting securities, or any associate or affiliate of any such person in any transaction within the last three years or in any proposed transaction which in either case has materially affected or will materially affect the Corporation or its subsidiaries.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable .

ITEM 8. FINANCIAL INFORMATION

The required financial statements are provided at the end of this Registration Statement starting on Page F-1.

ITEM 9. THE OFFERING AND LISTING

OFFER AND LISTING DETAILS

As of the date of this registration statement, no public market has ever existed for our shares.

As of May 16, 2003, there was one record holder of our Class A common stock, FACT Corporation which is our parent corporation. As a result of the distribution of the shares of Capital Canada to the shareholders of FACT Corporation, Capital Canada will have approximately 791 shareholders of record. Each registered shareholder of FACT Corporation as of March 3, 2003 will receive registered share certificates on a pro rata basis depending on the number of shares of FACT Corporation's Class A Common Stock owned by such shareholder. A total of 2,000,000 shares will be outstanding following the spin-off. Shareholders of FACT Corporation that hold their shares in brokerage accounts will receive shares through their brokerage firms or clearing houses at the same rate as the registered shareholders.

Upon this registration statement being deemed effective by the Securities and Exchange Commission, with no outstanding comments thereto, we will apply for approval of our shares for quotation on the Over-the-Counter Bulletin Board. No assurances can be given that such approval will be obtained.

There has never been cash dividends declared on any of our stock and management does not anticipate that dividends will be paid in the foreseeable future.

We have no equity compensation plans in effect and have not issued any securities under any equity compensation plan other than options issued to our President, N. Desmond Smith as outlined above.

MARKETS

Currently, there is no market for any of our classes of stock. There is no assurance that there will be liquidity in the any of our stock. Upon the receipt of confirmation by the United States Securities and Exchange Commission that this registration statement has been declared effective and without further comment, we intend to apply to have our Class A Common stock traded on the Over The Counter Bulletin Board maintained by NASDAQ.

ITEM 10. ADDITIONAL INFORMATION

SHARE CAPITAL

We are authorized to issue an unlimited number of Class A and Class B common shares, no par value, of which 2,000,000 Class A Common shares will be issued and outstanding immediately upon the acceptance for filing of the articles of amendment relating to a forward split at a ratio of 2,000 to 1 approved on May 28, 2003 by the Company's sole shareholder. We are also authorized to issue an unlimited number of First Preferred Shares, no par value, of which none have been issued to date.

On December 8, 1999, FACT Corporation (formerly known as Capital Reserve Corporation) purchased 1,000 Class A Common Shares of Capital Reserve Canada Ltd. at a price of CDN $0.10 for a total purchase price of CDN $100.00. On May 28, 2003, the Company's Board of Directors and its sole shareholder took action to forward split the Company's outstanding Common shares at a ratio of 2,000 to 1, resulting in 2,000,000 shares issued and outstanding. These shares will then be distributed by FACT Corporation to its shareholders at a ratio of 1 share of Capital Reserve Canada Ltd. for every 5 shares of FACT Corporation. Any shares that are remaining in the name of FACT Corporation following the share distribution will be held by FACT Corporation for the benefit of FACT Corporation.

On May 12, 2003, the board of directors issued options to N. Desmond Smith, our President, in connection with his services as our President. These options are exercisable into 24,000 Class A common shares with an exercise price of CDN $0.01 per share. Under the terms of the option agreement, the date which is 30 days following the date on which we commence trading on the Over the Counter Bulletin Board or its successor, the Bulletin Board Exchange, is considered the monthly anniversary date for purposes of the option agreement. Commencing on the first monthly anniversary or the option agreement, 1,000 options shall vest. On each subsequent monthly anniversary, 1,000 options will vest. As of the date of this filing, no options had vested.

MEMORANDUM AND ARTICLES OF ASSOCIATION

Capital Reserve Canada Limited was formed on December 8, 1999 as a private Alberta corporation. Our Articles of Incorporation were filed with Alberta Registries and we were registered as Alberta Corporation Number 208572057.

With respect to our directors, our Articles of Incorporation and bylaws provide that if a director or officer complies with the Alberta Business Corporations Act, then such director or officer shall not be disqualified from his office from contracting with Capital Canada nor shall any contract or arrangement entered into by or on behalf of Capital Canada with any director or officer or in which any director or officer is in any way interested be liable to be voided nor shall any director or officer so contracting or being so interested be liable to account to Capital Canada for any profit realized by any such contract or arrangement by reason of such director or officer holding that office or of the fiduciary relationship thereby established. Section 120(1) of the Business Corporations Act provides that a director or officer of a corporation who is either a party to a material contract or proposed material contract or is a director of officer of or has a material interest in any person who is a party to a material contract or a proposed material contract with the corporation, shall disclose in writing to the corporation or request to have entered in the minutes of meetings of the directors the nature and extent of the director's or officer's interest.

There are no provisions in our Articles of Incorporation or bylaws relating to (a) the directors' power in absence of an independent quorum to vote compensation to themselves or any members of the Board of Directors, (b) borrowing powers exercisable by the directors; (c) retirement or non-retirement of directors under any age limit requirement; or (d) the number of shares required for director's qualification.

Class A Common Shares

Holders of Class A Common shares are entitled to:

(a)	the right to vote at any meeting of the shareholders of the Corporation
(b)

the right, subject to any preferential rights attaching to any other class or series of shares of the Corporation, to receive dividends as, when, and if declared on the Class A Common shares by the Corporation.

(c)

notwithstanding (b) and subject to any preferential rights attaching to any other class or series of the Corporation, dividends may be paid on the Class B Common shares to the exclusion of any dividend or of a proportionate dividend on the Class A Common shares.

(d)

notwithstanding (b), no dividend may be declared or paid on the Class A Common shares if payment of the dividend would cause the realizable value of the Corporation's assets to be less that the aggregate of its liabilities and the amount required to redeem all shares of the Corporation then outstanding having attached thereto a redemption or retraction right.

(e)	subject to any preferential rights attaching to any other class or series of shares of the Corporation, to share in the remaining property of the Corporation upon dissolution.

Class B Common Shares

No Class B Common shares have been issued to date. Holders of Class B Common shares are entitled to:

(a)	to no right to notice of, to attend, or to vote at meetings of the shareholders of the Corporation.
(b)

to the right, subject to any preferential rights attaching to any other class or series of shares of the Corporation, to receive dividends as, when, and if declared on the Class B Common shares by the Corporation.

(c)

notwithstanding (b) and subject to any preferential rights attaching to any other class or series of the Corporation, dividends may be paid on the Class A Common shares to the exclusion of any dividend or of a proportionate dividend on the Class B Common shares.

(d)

notwithstanding (b), no dividend may be declared or paid on the Class B Common shares if payment of the dividend would cause the realizable value of the Corporation's assets to be less that the aggregate of its liabilities and the amount required to redeem all shares of the Corporation then outstanding having attached thereto a redemption or retraction right.

(e)	the right, subject to any preferential rights attaching to any other class or series of shares of the Corporation, to share in the remaining property of the Corporation upon dissolution.

First Preferred Shares

No preferred shares have been issued to date. The First Preferred shares may be issued from time to time in one or more series with each series to consist of such number of First Preferred shares as may, before the issue thereof, be determined by the directors of the Corporation. Before the first issue of First Preferred shares of a particular series the directors of the Corporation shall by resolution determine the designation, rights, privileges, restrictions, and conditions attaching to that series of First Preferred shares, which rights are completely in the discretion of the directors of the Corporation subject to the requirements of the Business Corporations Act.

Any changes required to be made to the rights of holders of our stock would have to be made by filing Articles of Amendment. Special resolutions approving changes to the Articles would require the consent of a majority of the shares voted at any meeting of the shareholders called to approve such action.

National Policy 41 pertaining to the rights of non-registered shareholders to have the same access to corporate information as registered shareholders supersedes the by-laws of the Corporation governing the holding of Annual or Special Meetings of Shareholders. Notice of the meeting must be filed with the securities administrators having jurisdiction, stock exchanges and clearing agencies at least 25 days before the record date of the meeting. Proxy related material must be delivered directly or, in the case of non-registered shareholders, through an intermediary to the shareholder a minimum of 25 days before the meeting.

All registered shareholders may attend the meeting in person or by proxy and cast their vote on each item of business properly brought before the meeting.

Non-registered shareholders may attend the meeting, however, they may only vote on each item of business by submitting their proxy, in advance of the meeting, to the intermediary who will provide an omnibus proxy for each vote received.

There are no limitations on the rights to own securities.

There are no provisions that would have the effect of delaying, deferring or preventing a change in the control of the Corporation.

There are no conditions imposed by the Articles of Incorporation governing changes in the capital of the Corporation.

MATERIAL CONTRACTS

Each of our material contracts has been described within this Form 20-F and attached.

EXCHANGE CONTROLS

There are no governmental laws, decrees, regulations or other legislation of Canada that may affect the import or export of capital for use.

Other than the withholding of any taxes due under the terms of specific treaties between countries on dividends paid to shareholders of the Corporation there are no restrictions on the remittance of dividends, interests or other payments.

TAXATION

The discussions below summarize the material tax considerations relevant to an investment in common shares by individuals and corporations who, for income tax purposes, are resident in the U.S. for purposes of the Convention (as hereinafter defined) and are not resident in Canada, who hold common shares as a capital asset, and who do not hold the common shares in carrying on a business through a permanent establishment in Canada or in connection with a fixed base in Canada (collectively, "Unconnected U. S. Shareholders" or "Holders"). The tax consequences of an investment in common shares by investors who are not Unconnected U.S. Shareholders may differ substantially from the tax consequences discussed herein. The discussion of U.S. tax consideration is addressed only to Unconnected U. S. Shareholders whose "functional currency" within the meaning of Section 985 of the Internal Revenue Code of 1986, as amended (the "Code"), is the U. S. dollar, and to U. S. citizens who are not residents in the U.S. for the purpose of the Convention, but who otherwise meet the definition of Unconnected U.S. Shareholders. Furthermore, the discussion of U.S. tax consideration does not address the tax treatment of Unconnected U. S. Shareholders that own, or are deemed for U.S. federal income tax purposes to own, 10% or more of the total combined voting power of all classes of voting stock of Capital Reserve Canada Limited. The discussion of Canadian tax considerations does not address the tax treatment of a trust, company, organization or other arrangement that is a resident of the U.S. and that is generally exempt from U. S. tax.

This discussion does not address all of the income tax consequences that may be applicable to any Holder subject to special treatment under the U.S. federal income tax law or to any particular Holder in light of such Holder's particular facts and circumstances. Some Holders, including tax exempt entities, banks, insurance companies and persons who hold common shares as part of a hedging transaction may be subject to special or different rules not discussed below. The discussion of U.S. tax considerations is based on the provisions of the Code.

The discussion of Canadian tax consideration is based upon the provisions of the Income Tax Act (Canada), as amended from time to time (the "Tax Act"), the Convention between Canada and the U.S. with Respect to Taxes on Income and Capital, as amended from time to time (the "Convention"), and the Company's understanding of published administrative practices of Canada Customs and Revenue Agency and judicial decision, all of which are subject to change. The discussion does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions in the U. S.

U.S. Federal Income Tax Considerations

Unconnected U.S. Shareholders generally will treat the gross amount of the distributions paid by the Company, including the amount of any Canadian tax withheld, as foreign source dividend income for U.S. federal income tax purposes to the extent of the Company's current or accumulated earnings and profits, as computed for U.S. federal income tax purposes. Distribution in excess of that amount will reduce an Unconnected U.S. Shareholder's tax basis in the common shares, but not below zero, and the remainder, if any, will be treated as taxable capital gains. In general, in computing its U.S. federal income tax liability, an Unconnected U.S. Shareholder may elect for each taxable year whether to claim a deduction or, subject to the limitations described below, a credit for Canadian taxes withheld from dividends paid on its common shares. If the Unconnected U.S. Shareholder elects to claim a credit for such Canadian taxes, the election will be binding for all foreign taxes paid or accrued by the Shareholder for such taxable year. The Code applies various limitations on the amount of foreign tax credit that may be available to a U.S. taxpayer based upon the segregation of foreign source income into separate categories of income. The amount of credit which may be claimed with respect to the category of income to which the dividend is allocated, and to which the foreign taxes are attributable generally may not exceed the same portion of the U.S. tax on worldwide taxable income, before applying the foreign tax credit as the U.S. holder's foreign source taxable income allocation to such category bears to such U.S. holder's entire taxable income. The foreign tax credit is disallowed for dividends on stock unless a minimum holding period is satisfied and additional limitations may restrict the ability of some individuals to claim the foreign tax credit. Accordingly, we urge investors to consult their own tax advisors with respect to the potential consequences to them of the foreign tax credit limitations.

For U. S. federal income tax purposes, the amount of any distributions made on a common share to an Unconnected U.S. Shareholder in Canadian dollars will equal the U.S. dollar value of the Canadian dollars calculated by reference to the appropriate exchange rate in effect on the date of receipt of the distribution, regardless of whether the Canadian dollars are actually converted into U.S. dollars upon receipt. Unconnected U.S. Shareholders are urged to consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Canadian dollars which are converted into U.S. dollars subsequent to receipt by the shareholder.

The sale of common shares generally will result in a gain or loss to the Holder in an amount equal to the difference between the amount realized and the Holder's adjusted cost basis in the shares. Provided that the Holder is not considered a "dealer' in the shares sold, gain or loss on the sale of the common shares will generally be capital gain or loss.

Capital losses are used to offset capital gains. Individual taxpayers may deduct the excess of capital losses over capital gains of up to US$3,000 a year, US$1,500 in the case of a married individual filing separately, from ordinary income. Non-corporate taxpayers may carry forward unused capital losses indefinitely. Unused capital losses of a corporation may be carried back three years and carried forward five years.

Canadian Tax Considerations

Dividends received or deemed to be received, on the common shares by Unconnected U.S. Shareholders will be subject to Canadian withholding tax at the rate of 25%, subject to reduction under the Convention. Under the Convention, the maximum rate of withholding tax on such dividends is reduced to 15% if the beneficial owner of such dividends is an Unconnected U.S. Shareholder. However, that rate is reduced to 5% under the Convention if the beneficial owner of such dividends is an Unconnected U.S. Shareholder that is a corporation that owns at least 10% of the voting stock of the company.

An Unconnected U.S. Shareholder will not be subject to tax in Canada on any capital gain realized upon the disposition or deemed disposition of the common shares, provided that the common shares do not constitute "taxable Canadian property" of the shareholder within the meaning of the Tax Act.

Canada does not currently impose any estate taxes or succession duties.

DIVIDENDS AND PAYING AGENTS

Not applicable.

STATEMENTS BY EXPERTS

The consolidated financial statements of Capital Reserve Canada Limited for the periods ending December 31, 2001 and 2002, included in this registration statement have been audited by Miller and McCollum, certified public accountants, as stated in their report herein and elsewhere in the registration statement, and is included in reliance upon such reports of such firm given upon the authority as experts in accounting and auditing.

DOCUMENTS ON DISPLAY

All documents filed in connection with this registration statement have been filed with the Securities and Exchange Commission using the EDGAR (Electronic Data Gathering, Analysis and Retrieval) system. The Securities and Exchange Commission maintains a Web site on the Internet at the address http://www.sec.gov that contains reports, proxy information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT/CODE OF ETHICS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The required financial statements are provided herein starting on page F-1.

ITEM 18. FINANCIAL STATEMENTS

The required financial statements are provided herein starting on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Exhibit
3.1	Certificate of Incorporation of the Company consisting of the Articles of Incorporation filed with the Alberta Registries on December 8, 1999
3.2	Amendment to Articles of Incorporation of the Company filed with Alberta Registries on January 15, 2003
3.3	By-Laws of the Company, dated December 8, 1999
10.1	Lease between Capital Reserve Corporation (now known as FACT Corporation) and Capital Reserve Canada Limited, dated August 30, 2000
10.2	Amendment to Lease between Capital Reserve Corporation (now known as FACT Corporation) and Capital Reserve Canada Limited, dated September 7, 2000
10.3	Amendment to Lease between Capital Reserve Corporation (now known as FACT Corporation) and Capital Reserve Canada Limited, dated October 30, 2000
10.4	Sublease between Capital Reserve Canada Limited and TJ/H2b Analytical Services Inc, dated October 30, 2000
10.5	Sublease between Capital Reserve Canada Limited and Canada Chemical Corporation, dated January 3, 2003
10.6	Specific Variable Rate Loan Agreement between Alberta Treasury Branches and Capital Reserve Canada Limited, dated September 27, 2001
10.7	Option Agreement between Capital Reserve Canada Limited and N. Desmond Smith, dated May 12, 2003
10.8	Purchase Agreement between Capital Reserve Canada Limited, FACT Corporation and Terra Nostra Technology Ltd. dated June 10, 2003
99.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 - President
99.2	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 - Treasurer

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

CAPITAL RESERVE CANADA LIMITED

/s/ N. DESMOND SMITH
N. Desmond Smith
President

Date: July 9, 2003

___________________________

SECTION 302 CERTIFICATIONS

I, N. Desmond Smith, certify that:

1. I have reviewed this Registration Statement on Form 20-F of Capital Reserve Canada Limited.

2. Based on my knowledge, this filing does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this filing;

3. Based on my knowledge, the financial statement, and other financial information included in this filing, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this filing;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the filing is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this filing (the "Evaluation Date"); and

c) presented in this filing our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function);

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

6. The registrant's other certifying officer and I have indicated in this filing whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.
Date: July 9 , 2003	By:	/s/ N. DESMOND SMITH Name: N. Desmond Smith Title: President (Principal Executive Officer)

___________________________

I, W. Scott Lawler, certify that:

1. I have reviewed this Registration Statement on Form 20-F of Capital Reserve Canada Limited.

2. Based on my knowledge, this filing does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this filing;

3. Based on my knowledge, the financial statement, and other financial information included in this filing, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this filing;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the filing is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this filing (the "Evaluation Date"); and

c) presented in this filing our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function);

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

6. The registrant's other certifying officer and I have indicated in this filing whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.
Date: July 9 , 2003	By:	/s/ W. SCOTT LAWLER Name: W. Scott Lawler Title: Treasurer (Principal Accounting Officer)

INDEX TO FINANCIAL STATEMENTS

AUDITED FINANCIAL STATEMENTS AS AT AND FOR THE FISCAL YEARS ENDED DECEMBER 31, 2002 AND 2001.
Page

Report of Independent Certified Public Accountants	F-3
Financial Statements:
Balance Sheets	F-4
Statements of Operations	F-5
Statements of Cash Flows	F-6
Statement of Shareholders' Deficit	F-7
Notes to Financial Statements	F-8 to F-12
Supplemental Information	F-13 to F-15

UNAUDITED FINANCIAL STATEMENTS AS AT AND FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2003 AND 2002.
March 31, 2003 Quarterly Financials (unaudited, prepared by management)

Balance Sheets	F-18
Statements of Operations	F-19
Statements of Cash Flows	F-20
Statement of Shareholders' Deficit	F-21
Notes to Financial Statements	F-22 to F-25

CAPITAL RESERVE CANADA LIMITED

FINANCIAL STATEMENTS

AS AT THE FISCAL YEARS ENDED DECEMBER 31, 2002 AND 2001

with

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

 Independent Accountants' Report

Board of Directors
Capital Reserve Canada Limited

We have audited the accompanying balance sheets of Capital Reserve Canada Limited as of December 31, 2002, 2001 and 2000, and the related statements of operations, stockholders' equity, and cash flows for the years ending December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Reserve Canada Limited as of December 31, 2002, 2001 and 2000 and the results of its operations, its stockholders' equity, and its cash flows for the years ending December 31, 2002, 2001 and 2000, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2, the Company has suffered operating losses since inception that raise substantial doubts about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Miller and McCollom

MILLER AND MCCOLLOM
Certified Public Accountants
4350 Wadsworth Boulevard, Suite 300
Wheat Ridge, Colorado 80033
March 27, 2003

CAPITAL RESERVE CANADA LIMITED

BALANCE SHEETS
	December 31,
	2002	2001

ASSETS
Current Assets
Cash and cash equivalents	501	4,252
Accounts receivable	2,162	5,018
Accounts receivable (related party)	6,585	--
Loan receivable	402	--
Prepaid expenses	581	670
Total current assets	10,231	9,940

Oil & Gas Leases	76,921	95,000

Office equipment and computers (net of accumulated depreciation of $875 and $17,641)	426	18,766
Total assets	87,578	123,706

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Loans payable	50,500	163,462
Accounts payable and accrued liabilities	23,734	47,935
Accounts payable (related party)	11,104	24,733
Loans from related parties	24,766	5,030
Total current liabilities	110,104	241,160

Provision for site restoration	1,640	565

Due to parent	624,812	508,055
Total liabilities	736,556	749,780

Commitments and contingencies

Stockholders' equity
Common stock, authorized unlimited number of Class A common shares, no par value, 1,000 shares issued and outstanding	68	68
Accumulated deficit	(667,530)	(646,101)
Accumulated other comprehensive income	18,484	19,959
Total stockholders' equity	(648,978)	626,074

Total liabilities and stockholders' equity	87,578	123,706

CAPITAL RESERVE CANADA LIMITED

STATEMENTS OF OPERATIONS
	December 31,
	2002	2001

Revenue
Petroleum and natural gas (net of royalties)	77,354	94,864
Rental income	39,028	39,638
Total revenue	116,382	134,502

Costs and expenses
Petroleum and natural gas related costs (including depletion)	77,699	92,403
Rental operating costs	20,994	29,941
Legal	542	--
Consultants	13,148	30,000
Administrative expenses	5,060	45,635
Depreciation and amortization	7,566	6,873
Loss on disposal of assets	4,660	--
Loss due to impairment	--	497,397
	129,669	702,249

(Loss) from operations	(13,287)	(567,747)

Other income and expenses:
Interest income	--	--
Interest expense	(8,142)	(13,615)

Net (loss)	(21,429)	(581,362)

Net (loss) per common share	(21)	(581)

Weighted average number of common shares used in calculation	1,000	1,000

Other comprehensive income
Net (loss)	(21,429)	(581,362)
Foreign currency translation adjustment	(1,475)	19,376
Total other comprehensive income	(22,904)	(561,986)

CAPITAL RESERVE CANADA LIMITED

STATEMENTS OF CASH FLOWS
	December 31,
	2002	2001
Cash flows from operating activities
Net loss	(22,904)	(581,363)
Reconciling adjustments:
Depletion, amortization and site restoration	38,268	52,241
Loss on disposal of assets	4,660	--
Loss due to impairment	--	497,397
Changes in operating assets and liabilities:
Accounts receivables	(3,729)	(4,967)
Prepaid expenses	89	530
Accounts payable and accrued liabilities	(37,830)	40,619
Net cash flows from operating activities	(19,971)	4,457

Cash flows from investing activities
Acquisition of oil & gas properties	(11,548)	(58,078)
Acquisition of property and equipment	--	(8,215)
Loan advances	(402)	--
Proceeds from disposal of office equipment	6,114	--
Net cash flows from investing activities	(5,836)	(66,293)

Cash flows from financing activities
Issuance of common stock	--	--
Loan proceeds	25,828	--
Loan repayment	(119,054)	(25,845)
Loan from parent	116,757	91,909
Net cash flows from financing activities	23,531	66,064

Foreign currency translation adjustment	(1,475)	(122)

Net change in cash and cash equivalents	(3,751)	4,106
Cash and cash equivalents at the beginning of the year	4,252	146
Cash and cash equivalents at the beginning of the year	501	4,252

Supplemental schedule of non-cash investing and financing activities:
Accrued interest expense added to Loans payable	1,810	--
Supplemental schedule of cash flow information:
Interest paid	6,323	13,615
Income taxes paid	--	--

CAPITAL RESERVE CANADA LIMITED

STATEMENT OF STOCKHOLDERS' DEFICIT
	Class A Common Stock
	Shares	Amount	Accumulated deficit	Accumulated other comprehensive income (loss)	Total Shareholders' Deficit

Balance at December 31, 2000	1,000	68	(64,739)	583	(64,088)
Net loss for the year	--	--	(581,362)	--	(581,362)
Foreign currency translation adjustment	--	--	--	19,376	19,376
Balance at December 31, 2001	1,000	68	(646,101)	19,959	(626,074)
Net loss for the year	--	--	(21,429)	--	(21,429)
Foreign currency translation adjustment	--	--	--	(1,475)	(1,475)
Balance at December 31, 2002	1,000	68	(667,530)	18,484	(648,978)

Note 1- Summary of Significant Accounting Policies

This summary of significant accounting policies of Capital Reserve Canada Limited (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the financial statements, which are stated in U.S. Dollars.

Organization

The Company is an Alberta, Canada corporation formed in December 1999 to locate and acquire producing oil and gas assets in Canada. The Company is a wholly owned subsidiary of FACT Corporation, a publicly traded Colorado corporation.

Operations

The Company owns interests in producing oil and gas properties located in Alberta, Canada.

Use of Estimates in the preparation of the financial statements

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Depreciation

Depreciation has been provided in amounts sufficient to relate the costs of depreciable assets to operations over their estimated useful lives principally on the straight-line method from two to five years.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Currency

The functional currency of the Company is the Canadian dollar. Assets and liabilities in the accompanying financial statements are translated to United States dollars at current exchange rates and income statement accounts are translated at the average rates prevailing during the period. Related translation adjustments are reported as other comprehensive income, a component of stockholders' equity.

(Loss) Per Share

(Loss) per share of common stock is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. Fully diluted earnings per share are not presented because they are anti-dilutive.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 107 ("SFAS 107"), Disclosure About Fair Value of Financial Instruments. SFAS 107 requires disclosure of fair value information about financial instruments when it is practicable to estimate that value. The carrying amount of the Company's cash and cash equivalents, accounts receivable, prepaid expenses and other current expenses, and the current portions of notes payable approximate their estimated fair values due to their short-term maturities.

Valuation of Long-Lived Assets

The Company periodically analyzes its long-lived assets for potential impairment, assessing the appropriateness of lives and recoverability of unamortized balances through measurement of undiscounted operating cash flows on a basis consistent with accounting principles generally accepted in the United States of America.

Income taxes

The Company records deferred taxes in accordance with Statement of Financial Accounting Standards (SFAS) 109, "Accounting for Income Taxes." The statement requires recognition of deferred tax assets and liabilities for temporary differences between the tax bases of assets and liabilities and the amounts at which they are carried in the financial statements, based upon the enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Other

The company has selected December 31 as its year-end.

The Company paid no dividends in 2002 or 2001.

Reclassifications

Certain reclassifications have been made to previously reported statements to conform to the Company's current financial statement format.

Note 2 - Basis of Presentation

Generally accepted accounting principles in the United States of America contemplates the continuation of the Company as a going concern. However, the Company has reported a net liability position and has accumulated operation losses since its inception, which raises substantial doubt about the Company's ability to continue as a going concern. The continuation of the Company is dependent upon the continuing financial support of creditors and stockholders and upon obtaining the capital requirements for the continuing operations of the Company. Management believes actions planned and presently being taken provide the opportunity for the Company to continue as a going concern.

Note 3 - Oil and Gas Activities

During the year 2000, the Company acquired a 5% interest in a producing oil and gas field in the Crossfield Area of Alberta, Canada that included four wells and a gathering facility. The total cost of the acquisition, $612,788 (CDN$900,000), was paid in cash of $204,263 together with 817,050 shares of the parent's common stock at a deemed price of $0.50 per share.

The Company has elected to follow the full cost method of accounting for its oil & gas activities. Accordingly, all costs associated with the acquisition, exploration, and development of oil and gas reserves, including directly related overhead costs, are capitalized.

All capitalized costs of oil and gas properties, including estimated future costs to develop proved reserves, are depleted on the unit of production method using estimates of proved reserves. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment of unproved properties indicate that they are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

In addition, the capitalized costs are subject to a "ceiling test", which basically limits such costs to the aggregate of the "estimated present value" discounted at a 10 percent interest rate of future net revenues from proved reserves based on current economic and operating conditions, plus the lower of cost or fair market value of unproved properties.

Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas, in which case the gain or loss is recognized in income. Abandonment of properties are accounted for as adjustments of capitalized costs with no loss recognized.

During the year ended December 31, 2001, the Company and its industry partners in the Crossfield Area became aware that it was no longer economically feasible to produce all of the oil and gas reserves previously estimated to be productive. Therefore, estimated future producible volumes of oil and gas were reduced substantially, from an estimated 68,197 barrels of oil equivalent (BOE, wherein 6 Mcf of gas equals one barrel of oil) at December 31, 2000, to 18,330 BOE at December 31, 2001. Oil and gas prices also declined significantly during 2001, from an effective rate of $30.79 per BOE at December31, 2000, to $14.57 per BOE at December 31, 2001.

Pursuant to Statement of Financial Accounting Standards (SFAS) 19, Financial Accounting and Reporting by Oil and Gas Producing Companies, certain proved and unproved properties are impaired, determined by evaluation of the properties at December 31, 2001. Resulting from this impairment, the net carrying value of the Company's oil and gas assets was reduced by $497,397 at December 31, 2001.

During the year ending December 31, 2002, the Company and its industry partners in the Crossfield Area experienced a significant decline in overall production from the area's producing wells. Production performance is a key component utilized in the calculation of reserves. The proven producible reserves from the producing wells, was therefore reduced in 2002 by 6,698 BOE (using 6 Mcf of gas equals one barrel of oil). This decline was offset somewhat with the recompletion of the 7-21-23-28W4 well in the belly river formation. The December 31, 2002 net proven producible reserves are estimated at 12,799 BOE or a reduction in reserves from the previous year ending of 5,531 BOE.

As at the fiscal year ended December 31, 2002 there were five producing wells located on these properties that had gross sales totaling 39,715 bbls of oil, 60,570 BOE of gas and 3,145 bbls of other products. The average sales price per barrel of oil produced was $22.55 and the average sale price for gas produced was $2.56 per MCF. The average lifting cost per equivalent barrel of oil (gas volumes were converted to oil volumes assuming 6 MCF of gas equals 1 barrel of oil) during 2002 was $7.62. During the previous fiscal year there were five producing wells located on these properties that had sales totaling 46,200 bbls of oil, 51,840 BOE of gas and 220 bbls of other products. The average sales price per barrel of oil produced was $21.37 and the average sale price for gas produced was $3.24 per MCF. The average lifting cost per equivalent barrel of oil (gas volumes were converted to oil volumes assuming 6 MCF of gas equals 1 barrel of oil) during 2001 was $7.08.

Note 4 - Loans Payable

The Company has a $44,408 revolving bank term loan, payable on demand, with the Alberta Treasury Branches. The loan is secured by the assets of the Company, including certain oil and gas interests. The Company has agreed to repay the loan at the rate of $6,344 ($10,000 CDN) per month. The loan bears interest at the Bank of Canada's prime rate (4.75% as of December 31, 2002) plus 1%, payable on the last day of each month. At December 31, 2002 the company is in technical default of certain covenants under the loan agreement.

Loans payable also includes an amount of $6,092 due to an arms length third party.

Note 5 - Related Party Payables and Transactions

Loans from related parties consist of amounts due to companies that are controlled by a director of the Company and amounts due to shareholders of the parent, FACT Corporation. The loans are unsecured and interest is charged at rates between 10% and 20% p.a.

Due to parent consists of amounts advanced from the Company's parent, and are non-interest bearing.

The Company paid rent and property costs to its parent in the amounts of $37,958 in 2002 and $35,604 in 2001.

The Company also paid management fees of $3,000 in 2002 and $30,000 in 2001 to a company controlled by a director of the Company.

Note 6 - Commitments

The Company has entered into an office lease agreement with its parent company to make minimum lease payments as follows:
2003	21,481
2004	21,481
2005	17,901
Total	$60,863

The Company has subleased this property for the remaining term of the lease.

Note 7 - Income Taxes

The Company is subject to Canadian income taxes.

Significant components of the Company's net deferred income tax asset are as follows:
Undepreciated capital cost of capital assets over net book value	1,257
Non-capital loss carry forward	6,916
Cumulative Canadian oil and gas property expenses	174,148
Less: Valuation allowance	(182,321)
Net deferred income tax asset	--

As of December 31, 2002 the Company's non-capital losses of approximately $23,000 and cumulative Canadian oil and gas property expenses of approximately $601,000 are carried forward for tax purposes and are available to reduce taxable income of future years. The non-capital losses expire in 2007. the cumulative Canadian oil and gas property expenses can be forward indefinitely. No deferred income taxes have been recorded because of the uncertainty of future taxable income to offset. These carryforwards may not be available if there is a significant change in ownership of the company.

The reconciliation of income tax (benefit) computed at the statutory rate to income tax expense (benefit) is as follows:
Tax (benefit) at federal statutory rate	(38.60)%
Valuation allowance	38.60
Tax provision (benefit)	0.00%

Note 8 - Segment reporting

The Company's operations consist of one reportable segment, which derives its revenue from the sale of oil, natural gas, and related products.

Note 9 - Risks and Uncertainties

The Company is subject to substantial risks and uncertainties inherent in the operation of oil and gas properties.

Capitalized Costs Relating to Oil and Gas Producing Activities:

At December 31, 2000 -
Proved oil and gas properties	$649,118
Unproved oil and gas properties	--

Less accumulated depreciation, depletion,
amortization, and impairment reserves	37,578
Net capitalized costs	$611,540

At December 31, 2001
Proved oil and gas properties	$657,624
Unproved oil and gas properties	--
657,624

Less accumulated depreciation, depletion,
amortization, and impairment reserves	562,624
Net capitalized costs	$95,000

At December 31, 2002
Proved oil and gas properties	$657,624
Unproved oil and gas properties	--
657,624

Less accumulated depreciation, depletion,
amortization, and impairment reserves	580,705
Net capitalized costs	$76,919

Costs Incurred in Oil and Gas Producing Activities -

for the Year Ended December 31, 2001:
Exploration costs -
Undeveloped oil and gas properties	$--
Development costs	$58,077
Amortization rate per equivalent barrel of production	$14.38

for the Year Ended December 31, 2002:
Exploration costs -
Undeveloped oil and gas properties	$--
Development costs	$12,621
Amortization rate per equivalent barrel of production	$6,86

F-12 and F-13
Results of Operations for Oil and Gas Producing Activities -

for the Year Ended December 31, 2001:
Oil and gas sales, net of royalties	$94,864
Production costs	(47,036)
Depreciation, depletion, and amortization	(45,367)
Impairment of Canadian oil and gas properties	(483,990)
Abandonment of U.S. oil and gas properties	--
(481,529)
Income tax expense	--
Results of operations for oil and gas producing activities (excluding corporate overhead and financing costs)	$(481,529)

for the Year Ended December 31, 2002:
Oil and gas sales, net of royalties	$77,354
Production costs	(47,345)
Depreciation, depletion, and amortization	(30,702)
(693)
Income tax expense	--
Results of operations for oil and gas producing activities (excluding corporate overhead and financing costs)	$(693)

Reserve Information:

All of the Company's reserves are located in the province of Alberta, Canada. The following estimates of proved developed reserve quantities and related standardized measure of discounted cash flow are estimates only, and do not purport to reflect realizable values or fair market values of the company's reserves. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and gas properties. Accordingly, estimates are expected to change as future information becomes available.

Proved reserves are estimated reserves of crude oil (including condensate and natural gas liquids) and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those expected to be recovered through existing wells, equipment, and operating methods.

The standardized measure of discounted future net cash flows is computed by applying year-end prices of oil and gas (Edmonton Light Sweet for oil and Edmonton spot for gas, without consideration for price changes since the Company has no long-term contractual arrangements) to the estimated future production of proved oil and gas reserves, less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expenses (based on year-end statutory tax rates, with consideration of future tax rates already legislated) to be incurred on pretax net cash flows less tax basis of the properties and available credits, and assuming continuation of existing economic conditions. The estimated future net cash flows are then discounted using a rate of 10 percent a year to reflect the estimated timing of the future cash flows.

	12/31/2002		12/31/2001
	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)
Proved developed and undeveloped reserves -
Beginning of year	9,830	51,000	18,438	388,399
Revisions of previous estimates	235	28,240	(6,297)	(311,905)
Purchase of minerals in place	--	--	--	--
Production	1,822	16,240	2,311	15,494
End of year	8,243	63,000	9,830	61,000

Proved developed reserves -
Beginning of year	9,830	51,000	18,438	298,554
End of year	8,243	63,000	9,830	51,000

Standardized Measure of Discounted Future
Net Cash Flows at December 31, 2002 and 2001 -
	2002	2001
Net cash inflows	$230,000	$267,000
Future production costs	(135,000)	(131,000)
Future development costs	(4,000)	(9,000)
Future income tax expense	--	--
Future net cash flows	91,000	127,000
10% annual discount for estimated timing of cash flows	(9,000)	(32,000)

Standardized measure of discounted future net
cash flows relating to proved oil and gas reserves	$82,000	$95,000

The following reconciles the change in the standardized measure of discounted future net cash flow:
Net Cash Flows at December 31, 2002 and 2001 -
	2002	2001
Beginning of year	$95,000	$692,000
Sales of oil and gas produced, net of production costs	(48,000)	(48,000)
Purchase of minerals in place	--	--
Net change in prices and production costs	(40,000)	(836,000)
Development costs incurred during the year which were previously estimated		8,000
Revisions of previous quantity estimates	62,000	(726,000)
Accretion of discount	4,000	327,000
Net change in income taxes	--	648,000
Other	9,000	30,000
End of year	$82,000	$95,000

CAPITAL RESERVE CANADA LIMITED

FINANCIAL STATEMENTS
(UNAUDITED)
AS AT THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002

INDEX TO FINANCIAL STATEMENTS

CAPITAL RESERVE CANADA LIMITED

FINANCIAL STATEMENTS
(UNAUDITED)

Page

Financial Statements:
Balance Sheets	F-18
Statements of Operations	F-19
Statements of Cash Flows	F-20
Statement of Shareholders' Deficit	F-21
Notes to Financial Statements	F-22 to F-25

CAPITAL RESERVE CANADA LIMITED

BALANCE SHEETS
	March 31, 2003 (Unaudited)	December 31, 2002 (Audited)

ASSETS
Current Assets
Cash and cash equivalents	1,139	501
Accounts receivable	2,384	2,162
Accounts receivable (related party)	7,269	6,585
Loan receivable	430	402
Prepaid expenses	622	581
Total current assets	11,844	10,231

Oil & Gas Leases	84,368	76,921

Office equipment and computers (net of accumulated depreciation of $1,024 and $875)	369	426
Total assets	96,581	87,578

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Loans payable	33,985	50,500
Accounts payable and accrued liabilities	14,480	23,734
Accounts payable (related party)	11,812	11,104
Loans from related parties	27,470	24,766
Total current liabilities	87,747	110,104

Provision for site restoration	1,907	1,640

Due to parent	658,578	624,812
Total liabilities	748,232	736,556

Commitments and contingencies

Stockholders' equity
Common stock, authorized unlimited number of Class A common shares, no par value, 1,000 shares issued and outstanding	68	68
Accumulated deficit	(659,036)	(667,530)
Accumulated other comprehensive income	7,317	18,484
Total stockholders' equity	(651,651)	(648,978)

Total liabilities and stockholders' equity	96,581	87,578

CAPITAL RESERVE CANADA LIMITED

STATEMENTS OF OPERATIONS
	Three months ended March 31,
	2003	2002

Revenue
Petroleum and natural gas (net of royalties)	23,842	10,176
Rental income	7,825	9,203
Total revenue	31,667	19,379

Costs and expenses
Petroleum and natural gas related costs (including depletion)	12,014	15,340
Rental operating costs	5,644	5,311
Consultants	1,103	3,000
Administrative expenses	2,464	2,021
Depreciation and amortization	85	1,862
	21,310	27,534

Gain (Loss) from operations	10,357	(8,155)

Other income and expenses:
Interest income	--	565
Interest expense	(1,863)	(1,855)

Net Gain (loss)	8,494	(9,445)

Net Gain (loss) per common share	8.49	(9.45)

Weighted average number of common shares used in calculation	1,000	1,000

Other comprehensive income
Net gain (loss)	8,494	(9,445)
Foreign currency translation adjustment	(11,167)	292
Total other comprehensive income		(9,153)

CAPITAL RESERVE CANADA LIMITED

STATEMENTS OF CASH FLOWS
	Three months ended March 31,
	2003	2002
Cash flows from operating activities
Net Gain (loss)	8,494	(9,445)
Reconciling adjustments:
Depletion, amortization and site restoration	4,249	10,834
Changes in operating assets and liabilities:
Accounts receivables	(906)	157
Accounts payable and accrued liabilities	(8,546)	(7,326)
Net cash flows from operating activities	3,291	(5,780)

Cash flows from investing activities
Acquisition of oil & gas properties	(11,611)	(10,843)
Net cash flows from investing activities	(11,611)	(10,843)

Cash flows from financing activities
Loan proceeds	2,704	--
Loan repayment	(16,515)	(19,242)
Loan from parent	33,766	31,429
Net cash flows from financing activities	19,955	12,187

Foreign currency translation adjustment	(10,997)	652

Net change in cash and cash equivalents	638	(3,784)
Cash and cash equivalents at the beginning of the year	501	4,252
Cash and cash equivalents at the end of period	1,139	468

CAPITAL RESERVE CANADA LIMITED

STATEMENT OF STOCKHOLDERS' DEFICIT
	Class A Common Stock
	Shares	Amount	Accumulated deficit	Accumulated other comprehensive income (loss)	Total Shareholders' Deficit

Balance at December 31, 2000	1,000	68	(64,739)	583	(64,088)
Net loss for the year	--	--	(581,362)	--	(581,362)
Foreign currency translation adjustment	--	--	--	19,376	19,376
Balance at December 31, 2001	1,000	68	(646,101)	19,959	(626,074)
Net loss for the year	--	--	(21,429)	--	(21,429)
Foreign currency translation adjustment	--	--	--	(1,475)	(1,475)
Balance at December 31, 2002	1,000	68	(667,530)	18,484	(648,978)
Net gain (loss) for the period			8,494	--	8,494
Foreign currency translation adjustment	--	--	--	(11,167)	(11,167)
Balance at March 31, 2003	1,000	68	(659,036)	7,317	(651,651)

Capital Reserve Canada Limited
Notes to Financial Statements
for the three months ended March 31, 2003 and 2002

Note 1- Summary of Significant Accounting Policies

This summary of significant accounting policies of Capital Reserve Canada Limited (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the financial statements, which are stated in U.S. Dollars.

Organization

The Company is an Alberta, Canada corporation formed in December 1999 to locate and acquire producing oil and gas assets in Canada. The Company is a wholly owned subsidiary of FACT Corporation, a publicly traded Colorado corporation.

Operations

The Company owns interests in producing oil and gas properties located in Alberta, Canada.

Use of Estimates in the preparation of the financial statements

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Depreciation

Depreciation has been provided in amounts sufficient to relate the costs of depreciable assets to operations over their estimated useful lives principally on the straight-line method from two to five years.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Currency

The functional currency of the Company is the Canadian dollar. Assets and liabilities in the accompanying financial statements are translated to United States dollars at current exchange rates and income statement accounts are translated at the average rates prevailing during the period. Related translation adjustments are reported as other comprehensive income, a component of stockholders' equity.

(Loss) Per Share

(Loss) per share of common stock is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. Fully diluted earnings per share are not presented because they are anti-dilutive.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 107 ("SFAS 107"), Disclosure About Fair Value of Financial Instruments. SFAS 107 requires disclosure of fair value information about financial instruments when it is practicable to estimate that value. The carrying amount of the Company's cash and cash equivalents, accounts receivable, prepaid expenses and other current expenses, and the current portions of notes payable approximate their estimated fair values due to their short-term maturities.

Valuation of Long-Lived Assets

The Company periodically analyzes its long-lived assets for potential impairment, assessing the appropriateness of lives and recoverability of unamortized balances through measurement of undiscounted operating cash flows on a basis consistent with accounting principles generally accepted in the United States of America.

Income taxes

The Company records deferred taxes in accordance with Statement of Financial Accounting Standards (SFAS) 109, "Accounting for Income Taxes." The statement requires recognition of deferred tax assets and liabilities for temporary differences between the tax bases of assets and liabilities and the amounts at which they are carried in the financial statements, based upon the enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Other

The company has selected December 31 as its year-end.

The Company paid no dividends in 2002 or 2001, or to the date of this report.

Reclassifications

Certain reclassifications have been made to previously reported statements to conform to the Company's current financial statement format.

Note 2 - Basis of Presentation

Generally accepted accounting principles in the United States of America contemplates the continuation of the Company as a going concern. However, the Company has reported a net liability position and has accumulated operation losses since its inception, which raises substantial doubt about the Company's ability to continue as a going concern. The continuation of the Company is dependent upon the continuing financial support of creditors and stockholders and upon obtaining the capital requirements for the continuing operations of the Company. Management believes actions planned and presently being taken provide the opportunity for the Company to continue as a going concern.

Note 3 - Oil and Gas Activities

During the year 2000, the Company acquired a 5% interest in a producing oil and gas field in the Crossfield Area of Alberta, Canada that included four wells and a gathering facility. The total cost of the acquisition, $612,788 (CDN$900,000), was paid in cash of $204,263 together with 817,050 shares of the parent's common stock at a deemed price of $0.50 per share.

The Company has elected to follow the full cost method of accounting for its oil & gas activities. Accordingly, all costs associated with the acquisition, exploration, and development of oil and gas reserves, including directly related overhead costs, are capitalized.

All capitalized costs of oil and gas properties, including estimated future costs to develop proved reserves, are depleted on the unit of production method using estimates of proved reserves. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment of unproved properties indicate that they are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

In addition, the capitalized costs are subject to a "ceiling test", which basically limits such costs to the aggregate of the "estimated present value" discounted at a 10 percent interest rate of future net revenues from proved reserves based on current economic and operating conditions, plus the lower of cost or fair market value of unproved properties.

Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas, in which case the gain or loss is recognized in income. Abandonment of properties are accounted for as adjustments of capitalized costs with no loss recognized.

Hornet Energy Ltd., a division of Compton Petroleum Corporation, a company located in Calgary, Alberta, Canada operates the property and revenues are generated from sales of oil, gas and natural gas liquids.

As at the fiscal year ended December 31, 2002 there were five producing wells located on these properties that had gross sales totaling 39,715 bbls of oil, 60,570 BOE of gas and 3,145 bbls of other products. The average sales price per barrel of oil produced was $22.55 and the average sale price for gas produced was $2.56 per MCF. The average lifting cost per equivalent barrel of oil (gas volumes were converted to oil volumes assuming 6 MCF of gas equals 1 barrel of oil) during 2002 was $7.62. During the year ending December 31, 2002, the Company and its industry partners in the Crossfield Area experienced a significant decline in overall production from the area's producing wells. Production performance is a key component utilized in the calculation of reserves. The proven producible reserves from the producing wells, was therefore reduced in 2002 by 6,698 BOE (using 6 Mcf of gas equals one barrel of oil). This decline was offset somewhat with the recompletion of the 7-21-23-28W4 well in the belly river formation. The December 31, 2002 net proven producible reserves are estimated at 12,799 BOE.

The Company's average monthly net loss from this interest for fiscal year 2002 was $58. As at March 31, 2003 the average monthly net gain from this interest was $3,943. During the year ended December 31, 2002, the Company $32,060 on drilling one well, which was cased and shut in pending evaluation of alternative target zones, and $26,017 on capital expenditures for workovers and re-completion of the wells. During the most recently completed quarter to March 31, 2003 the Company expended $3,283 for workovers and recompletion of the wells.

On May 15, 2003 the Company sold this interest to the operator, Hornet Energy Ltd. for CDN$150,000 or approximately US$108,680.

Note 4 - Loans Payable

The Company has a $33,985 revolving bank term loan, payable on demand, with the Alberta Treasury Branches. The loan is secured by the assets of the Company, including certain oil and gas interests. The Company has agreed to repay the loan at the rate of $6,344 ($10,000 CDN) per month. The loan bears interest at the Bank of Canada's prime rate (4.75% as of March 31, 2002) plus 1%, payable on the last day of each month. At March 31, 2003 the Company is in technical default of certain covenants under the loan agreement. The Company has agreed to retire this loan in full upon receipt of proceeds from the sale of its oil and gas interests.

Note 5 - Related Party Payables and Transactions

Loans from related parties totaling $27,470 consist of amounts due to companies that are controlled by a director of the Company and amounts due to shareholders of the parent, FACT Corporation. The loans are unsecured and interest is charged at rates between 10% and 20% p.a.

Due to parent consists of amounts advanced from the Company's parent, and are non-interest bearing.

The Company paid rent and property costs to its parent in the amounts of $5,644 for the three months ended March 31, 2003 and $5,311 for the three months ended March 31, 2002.

During the three months ended March 31, 2003, the Company paid accounting, administration and consulting fees totaling $3,458 to a Company controlled by a director of the Company. The Company also paid management fees of $3,000 to a company controlled by a director of the Company during the three months ended March 31, 2002.

Note 6 - Commitments

The Company has entered into an office lease agreement with its parent company to make minimum lease payments as follows:
2003	21,481
2004	21,481
2005	17,901
Total	$60,863

The Company has subleased this property for the remaining term of the lease.

Note 8 - Segment reporting

The Company's operations consist of one reportable segment, which derives its revenue from the sale of oil, natural gas, and related products.

Note 9 - Risks and Uncertainties

The Company is subject to substantial risks and uncertainties inherent in the operation of oil and gas properties.

Note 10 - Other

On May 15, 2003 the Company sold its oil and gas interests to the operator, Hornet Energy Ltd. for CDN$150,000 or approximately US$108,680.